Mail Stop 4561

      May 23, 2006

VIA U.S. MAIL AND FAX (011 86451 8233 5794)

Mr. Chunqing Wang
China Education Alliance, Inc.
80 Heng Shan Rd.
Kun Lun Shopping Mall
Harbin, P.R. China 150090

      Re:	China Education Alliance, Inc.
      Item 4.01 Form 8-K/A
      Filed March 24, 2006
      File No. 333-101167

Dear Mr. Wang:

      We have reviewed your response letter filed on April 27,
2006
and have the following additional comment. As previously stated, this comment requires amendment to the referenced filings previously filed with the Commission. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
After reviewing this information, we may raise additional comments.

      	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 8-K/A filed March 24, 2006

1. We note your response letter filed on April 27, 2006 and your representation that there were no disagreements between you and your
former auditors, Jimmy C.H. Cheung & Co.   Please file an amended
Item 4.01 Form 8-K to indicate whether or not there were any disagreements for the interim period from the date of the last audited financial statements through January 15, 2006, the date of resignation of Jimmy C.H. Cheung & Co, rather than September 30, 2005. See Item 304(a)(1)(IV) of Regulation S-B. Include a letter from the former accountants addressing the revised disclosures in the amendment.

      As appropriate, please amend your filing and respond to this comment within five business days or tell us when you will respond.
Please understand that we may have additional comments after reviewing your amendment and response to our comment.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Any questions regarding the above should be directed to me at
(202) 551-3466.



								Sincerely,



								Matthew Maulbeck
								Staff Accountant

China Education Alliance, Inc.
May 23, 2006



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